VIA EDGAR

June 1, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3
(SEC File No. 333-157131)
Sun Bancorp, Inc.

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-3 (SEC File No. 333-157131), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 6, 2009.

The Registrant has determined not to proceed with the transaction covered by the Registration Statement and has redeemed all securities covered by the Registration Statement that were issued in an exempt offering to the U.S. Department of the Treasury. No securities have been sold or will be sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Sun Bancorp, Inc., 226 Landis Avenue, Vineland, New Jersey 08360, with a copy to the Registrant’s counsel, Malizia Spidi & Fisch, PC, 901 New York Avenue, NW, Suite 210 East, Washington, DC 20001, Attention: John J. Spidi, Esq.

If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. Spidi at (202) 434-4670.

Sincerely,

Sun Bancorp, Inc.

By:	/s/ Thomas X. Geisel
Thomas X. Geisel
President and Chief Executive Officer

Cc:	Eric Envall, Esq.